March 21, 2013

VIA EDGAR SUBMISSION

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Washington D.C. 20549

Re:	Silverstar Mining Corp.
Form 10-K
Filed January 15, 2013
File No. 333-140299

Dear Ms. Jenkins:

We are in receipt of your comment letter dated February 27, 2013, regarding Silverstar Mining Corp January 15, 2013 Form 10-K filing. We are requesting additional time due to providing a thorough response to their Comment Letter. As a result, we will submit our response letter by March 27, 2013.

Very truly yours,

/s/ Neil Kleinman
Neil Kleinman
Chief Executive Officer